ED

SEC

19008221

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART 111

SEC FILE NUMBER
8- 65196

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Bluefin Research Partners, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

60 State Street, 37th Floor
(No. and Street)

Boston	**MA**	**02109**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian Kritzer **(617) 737-5700**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Rubio CPA, PC
(Name – *if individual, state last, first, middle name*)

2727 Paces Ferry Rd, Bldg 2, Suite 1680	**Atlanta**	**Georgia**	**30339**
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing

MAR 04 2019

Washington, DC

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

RMS

OATH OR AFFIRMATION

I, **Brian Kritzer**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Bluefin Research Partners, Inc.**, as of **December 31**, **2018**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Joann M. Ciarmataro

Notary Public

JOANN M. CIARMATARO
Notary Public
Commonwealth of Massachusetts
My Commission Expires October 15, 2021

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners" or Sole Proprietors" Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17z-5(e)(3).*

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
Bluefin Research Partners, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Bluefin Research Partners, Inc. (the "Company") as of December 31, 2018, the related statements of operations, changes in shareholders' equity, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement to the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis of our opinion.

Supplemental Information

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the

information presented in the accompanying schedules. In forming our opinion on the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the company's auditor since 2017.

March 1, 2019
Atlanta, Georgia

Rubio CPA, PC

Rubio CPA, PC

BLUEFIN RESEARCH PARTNERS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

ASSETS

Cash and cash equivalents	$744,967
Securities owned	471,157
Accounts receivable from broker dealers	217,174
Prepaid expenses	14,000
Other assets	34,778
Total Assets	$1,482,076

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES	
Deferred Revenue	$10,850
Commissions payable	59,750
Total Liabilities	$70,600
SHAREHOLDERS' EQUITY	1,411,476
Total Liabilities and Shareholders's Equity	$1,482,076

BLUEFIN RESEARCH PARTNERS, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2018

Revenues:	
Research	$1,805,386
Commissions	625,533
Principle transactions	(980)
Other Income	24,000
Interest and dividends	2,156
Total Revenue	$2,456,095
Expenses:	
Commissions, employee compensation and benefits	$1,566,061
Clearance fees	82,412
Occupancy	218,553
Technology and communications	256,978
Other operating expenses	244,583
Total Expenses	$2,368,587
Net Income	$87,508

BLUEFIN RESEARCH PARTNERS, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2018

Cash flow from operating activities:	
Net income	$87,508
Adjustment to record accounts receivable at beginning of year	20,000
Adjustments to reconcile net income to net cash provided by operating activities:	
Decrease in receiveable from clearing broker	487,616
Decrease in deposit with clearing firm	251,867
Increase in accounts receiveable from broker dealers	(170,674)
Increase in securities owned	(405,157)
Decrease in deferred revenue	(43,150)
Decrease in accounts payable and accrued expenses	(15,751)
Increase in commission payable	59,750
Total adjustments	164,501
Net cash provided by operating activities	272,009
Cash flows from financing activities:	
Distributions to shareholders	(130,000)
Cash flows used from financing activities	(130,000)
Net increase in cash and cash equivalents	142,009
Cash and cash equivalents at the beginning of the year	602,958
Cash and cash equivalents at the end of the year	$744,967

BLUEFIN RESEARCH PARTNERS, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2018

	Total
Balance at beginning or the year, as previously reported	$1,433,968
Adjustment to record accounts receivable at beginning of year	20,000
Balance at beginning of the year, as adjusted	1,453,968
Distribution to shareholders	(130,000)
Net income	87,508
Balance at year end	$1,411,476

BLUEFIN RESEARCH PARTNERS, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2018

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Organization

The Company was organized as a Delaware corporation on October 31, 2001. The Company is a registered broker dealer under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority.

Cash and Cash Equivalents

The Company considers all cash and money market instruments with a maturity of 90 days or less to be cash and cash equivalents.

Accounts Receivable

Accounts receivable are subject to periodic credit evaluations of customers' financial conditions. The Company determines any required allowance by considering a number of factors including lengths of time accounts receivable are past due and relationship with the client. The Company provides reserves for accounts receivable when they become uncollectible, and payments subsequently received on such receivables are credited to the allowance for doubtful accounts. As of December 31, 2018 the Company has determined that no allowance for doubtful accounts is necessary.

Revenue Recognition

The Financial Accounting Standards Board (FASB) has issued a comprehensive new revenue recognition standard that supersedes most existing revenue recognition guidance under GAAP (FASB Accounting Standards Codification 606). The Company adopted this standard effective January 1, 2018.

Revenue Recognition (continued)

The standards core principle is that an entity should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU 2014-09 prescribes a five-step process to accomplish this core principle, including:

- Identification of the contract with the customer;
- Identification of the performance obligation(s) under the contract;
- Determination of transaction price;
- Allocation of the transaction price to the identified performance obligation(s); and
- Recognition of revenue as (or when) an entity satisfies the identified performance obligation(s).

The Company recognizes commission and trading revenue upon the execution of the underlying trade as this satisfies the only performance obligation identified in accordance with this standard.

Research services are rendered through the dissemination of internally generated research reports as well as access to the Company's analysts. Revenue is recognized when the Company satisfies its performance obligation by transferring the promised services to its customers. The Company's performance obligation is satisfied at a point in time when the Company has determined that the customer obtains control over the promised service.

Application of the standard in 2018 using the modified retrospective approach had no effect on reported financial position, results of operations or related disclosures.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Owned

Securities owned consist of common stock and exchange-traded funds that are recorded at fair market value. Securities transactions for the Company are recorded on a trade date basis.

New Accounting Pronouncements

In February 2016, the FASB issued a new accounting pronouncement regarding lease accounting for reporting periods beginning after December 15, 2019. A lessee will be required to recognize on the balance sheet the assets and liabilities for leases with lease terms of more than 12 months. Management is currently evaluating the effect this pronouncement will have on the financial statements and related disclosures.

Subsequent Events

Management has evaluated subsequent events through the date the financial statements were issued.

NOTE 2 - INCOME TAXES

The Company is an S corporation for federal and state income tax purposes. Accordingly, income and losses flow directly to the shareholders, and taxes are paid at that level.

The Company adopted the accounting pronouncement dealing with uncertain tax positions, as of January 1, 2009. The Company believes it has no uncertain tax positions at December 31, 2018.

NOTE 3 - NET CAPITAL

As a broker dealer, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which require the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital, as derived, not exceeding 15 to 1. The Company's net capital, as computed under 15c3-1, was $1,291,466 at December 31, 2018, which exceeded required net capital of $100,000 by $1,191,466. The percentage of aggregate indebtedness to net capital at December 31, 2018 was 5.47%.

NOTE 4 - CONCENTRATION OF CREDIT RISK

Through August 2018, the Company was engaged in various trading and brokerage activities with counterparties. In the event counterparties did not fulfill their obligations, the Company was exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. It was the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducted business.

The Company maintains cash deposits in a high credit quality financial institution. Balances at times may exceed federally insured limits.

NOTE 5- CLEARING AGREEMENT AND COMMISSION SHARING

The Company had an agreement with a clearing broker to execute and clear, on a fully disclosed basis, customer accounts of the Company. This agreement was terminated in August, 2018.

Since July 2018, the Company has a commission sharing agreement with another broker-dealer to provide its customers with a facility for execution of transactions. Under this agreement, a portion of the commissions generated from such transactions is allocated to the Company. Approximately $112,750 of the accounts receivable from broker dealers presented on the statement of financial condition arise from this agreement.

NOTE 6 - COMMITMENTS AND CONTINGENCIES

The Company is committed to an operating lease for office space with a termination date of September 20, 2019. Approximate future minimum lease payments of all non-cancelable operating leases are as follows:

2019	$162,684

Rent expense for the office space for the fiscal year 2018 was $218,553. The Company received rental income during 2018 from a month-to-month sublease in the amount of $24,000 that has been included in other income.

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress as of December 31, 2018.

NOTE 7 – FAIR VALUE MEASUREMENTS

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820 are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2018.

	Fair Value Measurements December 31, 2018	Level1 Valuation	Level2 Valuation	Level 3 Valuation
Securities owned, publicly traded common stocks and exchange traded funds	$471,157	$471,157	$0	$0

SCHEDULE I

BLUEFIN RESEARCH PARTNERS, INC.

COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1 OF
THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934

DECEMBER 31, 2018

AGGREGATE INDEBTEDNESS:	
Total liabilities	$70,600
TOTAL AGGREGATE INDEBTEDNESS	70,600
NET CAPITAL:	
Total shareholders' equity	$1,411,476
ADJUSTMENTS TO CAPITAL:	
Prepaid expenses	(14,000)
Other assets	(34,777)
Haircuts	(71,233)
Net capital, as defined	$1,291,466
MINIMUM NET CAPITAL REQUIREMENT	100,000
NET CAPITAL IN EXCESS OF REQUIREMENT	$1,191,466
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	5.47%

There are no material differences from the proceeding computation and the Company's corresponding unaudited part II of form X-17A-5 as of December 31, 2018.

BLUEFIN RESEARCH PARTNERS, INC.

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2018

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the Rule.

SCHEDULE III

INFORMATION RELATING TO THE POSSESSION OR CONRTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2018

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the Rule.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
Bluefin Research Partners, Inc.

We have reviewed management's statements, included in the accompanying Broker Dealers Annual Exemption Report in which (1) Bluefin Research Partners, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Bluefin Research Partners, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions"); and, (2) Bluefin Research Partners, Inc. stated that Bluefin Research Partners, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Bluefin Research Partners, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Bluefin Research Partners, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii), of Rule 15c3-3 under the Securities Exchange Act of 1934.

March 1, 2019
Atlanta, GA

Rubio CPA, PC

Rubio CPA, PC

BLUEFIN
RESEARCH PARTNERS

BROKER DEALERS ANNUAL EXEMPTION REPORT

February 28, 2019

Bluefin Research Partners, Inc. claims an exemption from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the Rule. Bluefin Research Partners, Inc. met the aforementioned exemption provisions throughout the most recent year ended December 31, 2018 without exception.

Brian Kritzer
February 28, 2019

60 State Street 10th Fl.
Boston, MA 02109
tel: (617) 737-5700
fax: (617) 248-9891
www.bluefinresearch.com
Member FINRA